SEI Investments Distribution Co.
Statement of Operations
Year Ended December 31, 2017

(in thousands of dollars)

Revenues		
Brokerage commissions	$	23,967
Distribution and shareholder servicing fees		37,990
Other revenue		848
		62,805
Expenses		
Brokerage costs		14,623
Clearing fees		2,263
Distribution and shareholder servicing fees		1,832
Employee compensation and benefits		2,832
Other expenses		8,027
		29,577
Income before income tax		33,228
Provision for income taxes		12,862
Net income	$	20,366

The accompanying notes are an integral part of these financial statements.